================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                              ---------------------

                                    FORM 11-K

                              ---------------------

                                   (MARK ONE)

       [X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

                                       OR

       [ ]     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

            FOR THE TRANSITION PERIOD FROM_________ TO _____________

                          COMMISSION FILE NUMBER 1-8514

               A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

                            SMITH INTERNATIONAL, INC.
                             401(k) RETIREMENT PLAN

               B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

                            SMITH INTERNATIONAL, INC.
                    411 NORTH SAM HOUSTON PARKWAY, SUITE 600
                              HOUSTON, TEXAS 77060

================================================================================

        INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION                                    Page
                                                                                                       ----
 Report of Independent Registered Public Accounting Firm                                                3

 Financial Statements:

   Statements of Net Assets Available for Plan Benefits
     as of December 31, 2003 and 2002                                                                   4

   Statement of Changes in Net Assets Available for
     Plan Benefits for the Year Ended December 31, 2003                                                 5

   Notes to Financial Statements                                                                        6

 Supplemental Schedule:

   Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)
   December 31, 2003                                                                                   10

Exhibit:

   23.1 - Consent of Independent Registered Public Accounting Firm                                     13

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of
the Smith International, Inc. 401(k) Retirement Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Smith International, Inc. 401(k) Retirement Plan (the "Plan") as of December 31, 2003 and 2002, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Administrative Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for plan benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Administrative Committee. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2003 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Houston, Texas
June 21, 2004

                SMITH INTERNATIONAL, INC. 401(k) RETIREMENT PLAN
              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                        AS OF DECEMBER 31, 2003 AND 2002

                                                                   2003                2002
                                                               ------------        ------------
     ASSETS:
        Investments, at fair value                             $252,215,205        $199,357,919
                                                               ------------        ------------
        Receivables-
          Company contributions                                   3,891,654           1,444,943
          Participant contributions                                 447,948             401,217
                                                               ------------        ------------
                  Total receivables                               4,339,602           1,846,160
                                                               ------------        ------------
        Total assets                                            256,554,807         201,204,079
                                                               ------------        ------------
     LIABILITIES:
        Fees payable                                                 11,990                  --
                                                               ------------        ------------
     NET ASSETS AVAILABLE FOR PLAN BENEFITS                    $256,542,817        $201,204,079
                                                               ============        ============


   The accompanying notes are an integral part of these financial statements.

                SMITH INTERNATIONAL, INC. 401(k) RETIREMENT PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 2003


NET ASSETS AVAILABLE FOR PLAN BENEFITS AT DECEMBER 31, 2002   $ 201,204,079
                                                              -------------
ADDITIONS:
   Income -
     Interest and dividend income                                 3,754,781
     Net appreciation in fair value of investments (Note 7)      38,593,024
                                                              -------------

                     Net investment gain                         42,347,805
                                                              -------------
   Contributions-
     Company, net of forfeitures                                 12,156,589
     Participant                                                 13,532,656
     Rollover                                                     1,947,234
                                                              -------------
                     Total contributions                         27,636,479
                                                              -------------

   Transfers from other plans, net (Note 4)                       1,017,779
                                                              -------------

                     Total additions                             71,002,063
                                                              -------------
DEDUCTIONS:

   Benefits paid to participants                                 15,442,191
   Administrative expenses                                          221,134
                                                              -------------
                     Total deductions                            15,663,325
                                                              -------------

NET INCREASE IN NET ASSETS AVAILABLE FOR PLAN BENEFITS           55,338,738
                                                              -------------
NET ASSETS AVAILABLE FOR PLAN BENEFITS AT DECEMBER 31, 2003   $ 256,542,817
                                                              =============

    The accompanying notes are an integral part of this financial statement.

                SMITH INTERNATIONAL, INC. 401(k) RETIREMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS


1.  SUMMARY OF SIGNIFICANT PLAN PROVISIONS

The following description of the Smith International, Inc. 401(k) Retirement Plan (the "Plan") provides only general information about the Plan's provisions in effect for the plan year ended December 31, 2003. Participants should refer to the Plan document for a more complete explanation of the Plan's provisions.

General and Eligibility

The Plan is a defined contribution plan of Smith International, Inc. ("Smith" or the "Company"). The Plan is operated for the sole benefit of the employees of the Company and their beneficiaries and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan is available to all employees of the Company who meet certain eligibility requirements under the Plan. Participation in the Plan may commence upon the later of the employee's hire date or the date on which the employee attains the age of 18.

Administration and Trustee

The Company is the plan administrator and sponsor of the Plan as defined under ERISA. The Plan's operations are monitored by an administrative committee (the "Administrative Committee") which is comprised of officers and employees of the Company. Vanguard Fiduciary Trust Company ("Vanguard Trust" or the "Trustee") is the trustee of all investments held by the Plan.

Contributions

The Plan allows participants to contribute a percentage of their compensation, as defined by the Plan, subject to certain limitations of the Internal Revenue Code of 1986, as amended (the "Code"). The Company contributes to the account of each participant in the Plan between two percent and six percent of each participant's compensation based upon the age of the participant (the "Company Retirement Contributions"). The Company also makes matching contributions (the "Company Matching Contribution") of up to 1.5 percent of each participant's compensation. In addition, the Board of Directors may provide discretionary contributions (the "Company Discretionary Contribution") based upon financial performance of the Company to eligible participants who are employed by the Company on December 31.

Vesting

Participants are fully vested in their contributions and related earnings and vest in Company contributions and related earnings at the rate of 20 percent for each year of service. Upon death, termination of employment by reason of total or permanent disability or retirement from the Company upon reaching the normal retirement age of 65, participants become fully vested in Company contributions and related earnings.

The Plan has certain provisions that provide for service credit for vesting and eligibility purposes for all employees who directly transfer employment between M-I SWACO ("M-I"), a majority-owned subsidiary of the Company, and Smith.

In connection with the purchase of business operations, the Company may elect to amend the Plan to give past service credit to former employees of the acquired operations who become employees of the Company.

Investment Options

Participants have the option of investing their contributions and the Company's Retirement, Matching and Discretionary Contributions among one or all of the seven registered investment company funds offered by the Vanguard Group of Investment Companies (the "Vanguard Group") and the Company's common stock. Participants may transfer some or all of the balances out of any fund into one or any combination of the other funds, including the Company's common stock, at any time.

Administrative Expenses

The Plan is responsible for its administrative expenses. The Company may elect to pay administrative expenses from the forfeitures of the Plan or pay expenses on behalf of the Plan.

Plan Termination

The Company intends for the Plan to be permanent; however, in the event of termination, partial termination or discontinuance of contributions under the Plan, the total balances of all participants shall become fully vested.

Loans

Participants may borrow from their accounts no more than once annually, subject to terms specified by the Plan document. The Plan permits participants to borrow the lesser of $50,000 or 50 percent of their vested account balances in the Plan. These loans bear interest at prime plus one percent and are repaid through payroll withholdings over a period not to exceed five years, except for qualifying loans to purchase a primary residence which may be repaid over an extended period.

Withdrawals and Forfeitures

A participant may elect to receive benefit payments through any one of the several methods provided by the Plan upon termination or retirement. The Plan also provides for hardship distributions to participants with immediate and significant financial needs, subject to authorization by Plan management and limited to the participant's vested account balance.

In the event that a participant terminates employment with the Company, the participant's vested balances will be distributed at the participant's election or distributed if the account balance is less than $5,000. Any unvested Company contributions and related earnings/losses are forfeited if participants do not return to the Company within 60 months of their termination. During 2003, forfeitures of $500,419 and $219,334 were used to reduce the Company's contributions and pay Plan expenses, respectively. Forfeitures available at December 31, 2003 and 2002, totaled $24,904 and $24,712, respectively.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounts of the Plan are maintained on the cash basis of accounting. For financial reporting purposes, however, the financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Registered investment company funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock fund is valued at its year-end unit closing price (computed by dividing the sum of (i) the year-end market price plus (ii) the uninvested cash position, by the total number of member units). Participant loans are valued at cost which approximates fair value.

Purchases and sales of Plan investments are recorded as of the trade date. The net appreciation or depreciation in the fair value of investments reflected in the accompanying statement of changes in net assets available for plan benefits includes realized, as well as unrealized, gains or losses on the sale of investments. The net change in realized gains and losses on sale are determined using the actual purchase and sale price of the related investments. The net changes in unrealized gains and losses are determined using the fair values as of the beginning of the year or the purchase price if acquired since that date.

Participant Account Valuation

The Plan provides that net changes in unrealized appreciation and depreciation and gains and losses upon sale are allocated daily to the individual participant's account. The net changes, unrealized and realized, in a particular investment fund are allocated in proportion to the respective participant's account balance in each fund, after reducing the participant's account for distributions, if any.

Dividend and interest income from investments is reported as earned on an accrual basis in the statement of changes in net assets available for plan benefits and is allocated to participants' accounts based upon each participant's proportionate share of assets in each investment fund.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Administrative Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.

3.  FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter on January 16, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended for minor items since receiving the determination letter which, in the opinion of the Administrative Committee, would not impact the status of the Plan. Therefore, the Administrative Committee believes that the Plan is qualified and the related trust was tax-exempt as of the financial statement date.

4.  TRANSFERS FROM OTHER PLANS

During 2002, the Company completed two acquisitions of businesses which sponsored their own qualified retirement plans. During 2003, certain qualified assets of those plans totaling $723,524 were merged into the Plan.

In conjunction with the direct transfer of certain employees between the Company and M-I during 2003, net assets of $294,255 were transferred into the Plan.

5.  RISKS AND UNCERTAINTIES

The Plan provides for various investments in registered investment company funds and the Company's common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values and concentrations of investment securities will occur in the near term and those changes could materially affect the amounts reported in the statement of net assets available for Plan benefits. Historically, the investment mix has remained relatively consistent. The allocation of total Plan assets by investment type at December 31, is as follows:

                                                      2003       2002
                                                     -----      -----
          Domestic Stock Funds                        39.5%      32.9%
          Short-Term Investments                      21.1       24.6
          Balanced Funds (Stocks and Bonds)           17.0       16.7
          Smith International, Inc. common stock      10.5       13.5
          Participant loans and other                  4.8        5.4
          Bond Funds                                   4.3        4.7
          International Stock Funds                    2.8        2.2
                                                     -----      -----
                                                     100.0%     100.0%
                                                     =====      =====

6.  RELATED-PARTY TRANSACTIONS

The Plan invests in shares of common stock of the Company. As the Company is the Plan's administrator and sponsor, these transactions qualify as party-in-interest transactions. In addition, the Plan invests in shares of registered investment company funds managed by the Vanguard Group, an affiliate of Vanguard Trust. As Vanguard Trust is the Trustee of the Plan, these transactions qualify as party-in-interest transactions.

7.  INVESTMENTS

Individual investments which exceed five percent of net assets available for Plan benefits as of December 31, are as follows:

                                                       2003                  2002
                                                   -----------           -----------
     Vanguard Prime Money Market Fund              $53,302,529           $49,136,496
     Vanguard PRIMECAP Fund                         46,972,150            30,218,984
     Vanguard Wellington Fund                       42,819,723            33,206,581
     Vanguard 500 Index Portfolio Fund              30,098,362            20,665,874
     Smith International, Inc. common stock         26,421,713            26,941,097
     Vanguard Windsor Fund                          22,489,554            14,516,571
     Participant Loans                              11,907,404(*)         10,588,185

      (*) Less than five percent, but presented for comparative purposes as the 2002 balance exceeds the five percent threshold.

During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

                                                      2003
                                                   -----------
     Equity funds                                  $24,971,440
     Smith International, Inc. common stock          7,564,754
     Balanced funds                                  6,056,830
                                                   -----------
                                                   $38,593,024
                                                   ===========

                SMITH INTERNATIONAL, INC. 401(k) RETIREMENT PLAN
                                 EIN: 95-3822631

                    FORM 5500, SCHEDULE H, PART IV, LINE 4i -
                    SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                DECEMBER 31, 2003

      (a)             (b)                                         (c)                                  (d)                  (e)
                                                 Description of Investment, Including
           Identity of Issue, Borrower,           Maturity Date, Rate of Interest,
             Lessor or Similar Party              Collateral, Par or Maturity Value                    Cost          Current Value
             -----------------------              ---------------------------------                    ----          -------------
       *     Vanguard Group of
                Investment Companies              Vanguard Prime Money Market Fund                      **           $   53,302,529

       *     Vanguard Group of
                Investment Companies              Vanguard PRIMECAP Fund                                **               46,972,150

       *     Vanguard Group of
                Investment Companies              Vanguard Wellington Fund                              **               42,819,723

       *     Vanguard Group of
                Investment Companies              Vanguard 500 Index Portfolio Fund                     **               30,098,362

       *     Smith International, Inc.            Smith International, Inc. common stock                **               26,421,713

       *     Vanguard Group of
                Investment Companies              Vanguard Windsor Fund                                 **               22,489,554

       *     Vanguard Group of
                Investment Companies              Vanguard Long-Term Corporate Fund                     **               10,733,938

       *     Vanguard Group of
                Investment Companies              Vanguard International Growth Fund                    **                7,129,123

       *     Vanguard Group of
                Investment companies              Vanguard Brokerage Option Fund (includes              **
                                                     investments in various common stocks and
                                                     mutual funds)                                                          340,709

       *     The Plan                             Participant loans (highest and lowest interest
                                                     rates are 10.50% and 5.00%, respectively)          **               11,907,404
                                                                                                                     --------------
                                                Total investments                                                    $  252,215,205
                                                                                                                     ==============

*   Party-in-interest.

** Cost information is not required for participant-directed investments and, therefore, is not included.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  June 22, 2004              SMITH INTERNATIONAL, INC.
                                  401(k) RETIREMENT PLAN

                                  By:     Administrative Committee for
                                          the Smith International, Inc.
                                          401(k) Retirement Plan

                                  By:     /s/ NEAL S. SUTTON
                                          ---------------------------------
                                          Neal S. Sutton, Member

                                  By:     /s/ GERI D. WILDE
                                          ---------------------------------
                                          Geri D. Wilde, Member

                                  EXHIBIT INDEX

     EXHIBIT
      NUMBER         DESCRIPTION
     -------         -----------
       23.1          Consent of Independent Registered Public Accounting Firm